# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of Report: December 16, 2009**
(Date of earliest event reported)

# Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____

| **Delaware** | **82-0291227** |
|:---:|:---:|
| (State or other jurisdiction of incorporation) | (IRS Employer Identification No.) |

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

**(208) 664-4859**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure.**

On December 16, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Completes 2009 Exploration Drill Program." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

**Item 9.01 Financial Statements and Exhibits.**

(d) Exhibits

| Exhibit No. | Description |
| --- | --- |
| 99.1* | Press Release of Timberline Resources Corporation dated December 16, 2009. |

\* - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy
Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: December 16, 2009

**EXHIBIT INDEX**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release of Timberline Resources Corporation dated December 16, 2009. |

Exhibit 99.1

**PRESS RELEASE**

# Timberline Completes 2009 Exploration Drill Program

December 16, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") is pleased to announce the completion of and results for its 2009 exploration core drilling program. Timberline completed 7,240 feet of drilling in five diamond drill core holes designed to test the boundaries of two mineralized blocks.

Two holes were drilled to test the boundaries of the Gold Excel mineralized block. Drill hole number BHDDH08-03 in Timberline's 2008 drilling had identified several new lenses of gold mineralization in this block. Drill holes BHDDH09-01 and BHDDH09-05 correlate well with each other and intersect narrow mineralized zones. These two holes are located across a structure from, and appear to have penetrated a different mineralized horizon than, that identified in BHDDH08-03 within the Gold Excel mineralized block. Additional underground drilling will be required to test this newly identified mineralized horizon for both grade and continuity. The significant results from BHDDH08-03 substantially added to and were included in Timberline's earlier resource estimate (See Timberline's Press Release of October 13, 2009).

Significant mineralized intervals include:

| Hole Number | From (feet) | To (feet) | Interval (feet) | Gold (Ounces per ton) |
|---|---|---|---|---|
| BHDDH09-01 | 1,202.7 | 1,211.8 | 9.1 | 0.06 |
|  | 1,269.8 | 1,270.6 | 0.8 | 0.12 |
|  | 1,401.1 | 1,403.6 | 2.5 | 0.36 |
| BHDDH09-05 | 1,182.0 | 1,189.1 | 7.1 | 0.08 |
|  | 1,200.2 | 1,208.0 | 7.8 | 0.11 |
|  | 1,226.0 | 1,235.3 | 9.3 | 0.06 |

Drill holes BHDDH09-02 and BHDDH09-03, drilled to test the northwest boundary of the Gold Excel block, crossed a structure; however, the Wolsey formation, which is the favorable host horizon, was faulted off. Drill hole BHDDH09-04 tested the eastern boundary of the Old Mill resource block. Thirteen mineralized lenses were identified within a 359 foot horizon of Wolsey formation. While the intervals tested within these lenses were sub-economic, they are indicative of the proximal nature of this hole to the ore grade drill intercepts included within the Old Mill mineralized block. In order to further test this block, Timberline intends to target this area for drilling from its underground drill platforms.

Paul Dircksen, Timberline's Executive Chairman and Vice-President of Exploration, commented, "The results of the 2009 drill program are significant considering that new areas were drill tested peripheral to the existing mineralized blocks. Geology and assay results, although complicated by post-mineral faulting, indicate the potential for continued expansion of the mineralization. These areas and others remain open in several directions and will be further tested from our underground drill platforms later in 2010."

More information and updated photos from the Butte Highlands Gold Project may be viewed on the Timberline web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859